Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333-256591

Arqit and Dentons launch secure identity product

Launch of the world’s first quantum secure identity management product; capable of replacing traditional methods of data management in the Government, financial, and professional services sectors

London, UK – 27 July 2021 – Arqit Limited (“Arqit”), a leader in quantum encryption technology, today announces that it has signed a contract with leading law firm Dentons (London) to co-develop a quantum safe, self-sovereign identity system (“SSI”), which allows users to control their own identities and selectively grant access permissions to firms.

The new product is called QuantumKeep™. It transforms on boarding and compliance checking from a repetitive, burdensome, and time-consuming process that involves transmitting identity documents over insecure channels, into a hassle-free and secure exchange under the client's control. It allows an initial data capture by one firm that has been granted permission by the user, to be securely stored and represented anonymously to other parties in future – building a chain of growing trust in the quality of the identity. Data is stored in the form of blockchain and combined with Arqit’s patented quantum digital signature technology.

Based on work conducted during the last year to capture detailed user requirements, QuantumKeep™ will provide a fully-functioning identity system capable of entirely replacing traditional methods used by suppliers to process Know Your Client (“KYC”) data for regulatory compliance.  The SSI market is set to outstrip all other digital KYC sectors, growing at 84% CAGR to $2bn by 2025. Today, SSI represents 2.4% of the global identity and document verification market in 2020 rising to 25% by 2025. Arqit expects the market to accelerate further due to the advent of COVID-19 and the further adoption of quantum secure technology.

Dentons (London) will be the pilot user and also intends to assist Arqit in distributing QuantumKeep™ to the legal services market where Dentons has relationships with independent firms. QuantumKeep™ will also be sold to corporate entities within other sectors, such as professional services, finance, and the Government.

Professional services firms hold significant volumes of personal and sensitive information about clients within their matter management systems. With hackers becoming increasingly organised, and sometimes state-sponsored, personal data is being stolen from some of the largest and most secure businesses at alarming rates. One in five global law firms experienced a cyberattack in 2020.

This product is in development and expected to launch in Q4 2021. It brings together Arqit's QuantumCloudTM encryption and the global compliance expertise of one of the world's largest law firms, to create the world’s first quantum secure identity management and compliance product suite. The first product is a KYC solution to assist with client onboarding, verification, and ongoing monitoring. The patent-pending technology uses a highly secure ("quantum safe") channel between businesses and their clients, and supports automatic exchange of relevant personal data, to meet ongoing regulatory obligations.

Dr Justin Hill, Partner at Dentons, said: “We are pleased to be partners in the development of QuantumKeep™ and intend to contribute to Arqit's outstanding technology and development capabilities as a long-term partner. For Dentons, this partnership represents a ground-breaking approach to legal innovation that has given us an opportunity to shape the next generation of KYC and compliance software. This allows us to meet the needs of our clients and collaborating firms, particularly across the financial and professional services landscape.  The most sensitive client data will be kept safer from future data breaches”.

David Williams, Founder Chairman and CEO for Arqit, added: “The technology being developed has the potential to be of significance on a global basis. The threats to client data and identity are all too clear. Blockchain is an interesting way to store this data, but only if the underlying cryptographic problems of quantum attack can be solved – Arqit has done that. The expected development of central bank digital currencies and new payment systems based on blockchain cannot flourish unless they are secure for the long term and that is what Arqit delivers. But secure identity is at the heart of these and other developments and so I am delighted to announce such a strong partnership with Dentons, given its deep understanding of client onboarding and regulatory compliance across numerous sectors on a global basis”.

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About Arqit Limited:

Arqit supplies a unique quantum encryption Platform-as-a-Service which secures the communications links of any networked device against current and future forms of attack – even from a quantum computer.  Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent of less than 200 lines of code, which can create keys in partnership with any other device.  The keys are, computationally secure, don’t exist until the moment they are needed and can never be known to a third party.  QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group.  The addressable market for QuantumCloud™ is every connected device.  The release of QuantumCloudTM 1.0 will launch to the first cohort of customers in the second half of 2021, with $130M in contracts already committed*.

On May 12, 2021, Arqit entered into a definitive agreement to combine with Centricus Acquisition Corp (NASDAQ: CENHU, CENH, CENHUW), a special purpose acquisition company, which would result in Arqit becoming a publicly listed company on the NASDAQ Stock Market under the name Arqit Quantum Inc.

*As of release date

Media relations enquiries:

Arqit:                   Julie Moon T: +44 7825 503 950 E: Julie.moon@arqit.uk

SEC Newgate:     arqit@secnewgate.co.uk

Investor relations enquiries:

Gateway:              arqit@gatewayir.com

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Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.